Robert M. Hayward To Call Writer Directly: +1 312 862 2133 rhayward@kirkland.com	333 West Wolf Point Plaza Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

November 27, 2024

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jenny O’Shanick

Jay Ingram

Re:	The Boeing Company

 Registration Statement on Form S-4

 Filed August 12, 2024

 File No. 333-281498

Ladies and Gentlemen:

On behalf of The Boeing Company, (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 6, 2024, with respect to the above-referenced Registration Statement on Form S-4 (File No. 333-281498) filed by the Company with the Commission on August 12, 2024 (the “Registration Statement”).

In addition, the Registration Statement has been revised in response to the Staff’s comments, and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which is being concurrently filed with the submission of this letter, reflects these revisions and certain other updated information.

For the Staff’s convenience, the Staff’s comments are set forth below in italicized text followed in each case by the Company’s response. Unless otherwise indicated, page numbers in the text of the responses contained in this letter correspond to the page numbers in the Amended Registration Statement, and capitalized terms used herein have the meaning assigned to them in the Amended Registration Statement.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C

Securities and Exchange Commission

November 27, 2024

Registration Statement on Form S-4 Filed August 12, 2024

Cover Page

1.

The disclosure in the second paragraph covering the merger consideration is difficult to follow. Consider providing an illustrative example(s), perhaps in tabular format, of the number of Boeing shares that will be issued for one share of Spirit based on the variations described. Discussing quotients, greater or less than prices, volume-weighted average prices, and number of trading days, while technically necessary, obscures the ability of a reader to understand what exactly they are receiving in the merger. Please revise.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosures on the cover page and on page 2 of the Amended Registration Statement to include a table presenting the Exchange Ratio and implied value of the Per Share Merger Consideration based on different values for the Boeing Stock Price.

Questions and Answers

Q: What happens if the Merger is not completed?, page 7

2.

Please revise the Q&A to disclose which of the most material conditions of the Merger are able to be waived. Further, please revise the risk factor “Boeing and Spirit may waive one or more of the conditions to the Closing without resoliciting stockholder approval of the Merger Agreement Proposal and may terminate the Merger Agreement even if it has been adopted by Spirit Stockholders” on page 37 to describe what kinds of conditions could be waived and the negative effects it could have.

RESPONSE:

In response to the Staff’s comment, the disclosure on pages 7 and 35 of the Amended Registration Statement has been revised as requested.

The Merger

Background of the Merger, page 65

3.

We note that David Calhoun, your former President and Chief Executive Officer and who participated in the Merger negotiations between Boeing and Spirit, was succeeded by Robert Ortberg in August 2024. We also note your disclosures on pages 80 and 86 that the Boeing Board considered Patrick Shanahan, Spirit’s President and Chief Executive Officer, as a candidate for the role of your President and Chief Executive

Securities and Exchange Commission

November 27, 2024

Officer. Please revise to elaborate on this succession process, including when and how Robert Ortberg was elected over Patrick Shanahan and any potential or actual conflicts when negotiating the Merger. Further, please revise the “Executive Officers of the Registrant” section to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Robert Ortberg should serve as your director. Refer to Item 401(e) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the disclosure on pages 67 and 108 of the Amended Registration Statement has been revised as requested.

4.

We note your disclosures in this section that the Spirit Board considered and discussed Spirit’s potential divestiture to Airbus Group of certain facilities and operations that support Airbus programs, including the potential impact thereof on a potential strategic transaction with Boeing. We also note that it is a closing condition that Spirit complete the divestiture of the Spirit Airbus Business. Please revise to elaborate on why the Spirit Board and Boeing Board considered this divestiture to be material to the Merger.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 58 and 62 of the Amended Registration Statement has been revised as requested.

Recommendation of the Spirit Board and Its Reasons for the Merger, page 91

5.

We note your disclosure here that the Spirit Board considered “Spirit’s standalone strategic plan and related financial projections.” We also note your disclosure on page 69 regarding certain financial information “reflecting Spirit’s view as to its financial outlook and prospects” that were prepared in February 2024. Please revise to clarify whether these referenced financial projections are materially the same as the projections included in the registration statement on pages 96 through 99, and clearly use defined terms. If the projections are materially different, please explain these differences, what changes were made and why.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 81 of the Amended Registration Statement has been revised to provide clarity as to the referenced financial projections. The financial projections considered by the Spirit Board in evaluating the Merger differed materially from those that were prepared by management in February 2024. Developments in the first quarter of 2024 and thereafter resulted in significant reductions in projected revenue and cash flows for 2024 and subsequent years.

Securities and Exchange Commission

November 27, 2024

These developments included production and delivery process changes implemented by Boeing, lower-than-planned B737 production rates following the in-flight Alaska Airlines incident in January 2024, inability to reach a conclusion to pricing negotiations with Airbus, additional labor and supply chain cost growth in the A350 and A220 programs, production cost overruns in the A320 program, schedule changes and increased production costs in the B777 program and labor and supply chain cost growth in the B767 and B787 programs.

Spirit Unaudited Forecasted Financial Information, page 96

6.

We note your disclosures in paragraphs 1 and 2 of page 97 that certain important factors may adversely affect your projections. Please expand the discussion of your material assumptions underlying the projections, quantifying where applicable. Additionally, please revise to provide detailed quantitative disclosure describing the basis for your projected net revenues and the factors or contingencies that would affect such growth ultimately materializing.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 86 and 87 of the Amended Registration Statement has been revised as requested.

7.	We note that your financial projections present five years of forecasts. Please revise to discuss the basis of the projections and if the forecasts reflect more than assumptions about growth rates.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 86 and 87 of the Amended Registration Statement has been revised as requested.

Information About Boeing

Security Ownership of Certain Beneficial Owners and Management, page 271

8.	Please add a table that reflects the ownership of Boeing after the transaction.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 155 of the Amended Registration Statement has been revised to add a column to the existing “Principal Stockholders” table to reflect the anticipated ownership of Boeing by such stockholders after the transaction based on information available to Boeing through a review of filings made with the SEC on Schedule 13G.

Securities and Exchange Commission

November 27, 2024

General

9.	Please furnish the information required by Item 9 of Form S-4.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 196 of the Amended Registration Statement has been revised as requested to include the information required by Item 9 of Form S-4.

Securities and Exchange Commission

November 27, 2024

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133 or, in my absence, Michael P. Keeley, P.C. at (312) 862-2144 or Ben Richards at (801) 877-8182.

Sincerely,

/s/ Robert M. Hayward
Robert M. Hayward, P.C.

cc:	Robert K. Ortberg

Chief Executive Officer, The Boeing Company